# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RECURSION PHARMACEUTICALS, INC., CIK 0001601830
CUSIP: 75629V104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 41S RIO GRANDE STREET, 41S RIO GRANDE STREET, SALT LAKE CITY, California (CA), 84101
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001088875-21-000074
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); sole voting power 23,730,293; shared voting power 0; sole dispositive power 23,774,972; shared dispositive power 0; aggregate amount beneficially owned 23,774,972 (4.6% of the class)

## Item 1. Issuer
Name of issuer: RECURSION PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 41S RIO GRANDE STREET, 41S RIO GRANDE STREET, SALT LAKE CITY, CALIFORNIA, 84101.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
Scotland
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 23,774,972
Percent of class: 4.62
Sole power to vote or to direct the vote: 23,730,293
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 23,774,972
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Regulatory Reporting Manager (01/20/2026)